SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2010

Commission File Number 001-33535

Spreadtrum Communications, Inc.

(Translation of Registrant’s Name Into English)

Spreadtrum Center, Building No. 1

Lane 2288, Zuchongzhi Road

Zhangjiang, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes  ☐            No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes  ☐            No  ☒

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Spreadtrum Communications, Inc. (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press Release dated December 15, 2009 entitled “Spreadtrum’s TD-SCDMA Chip Adopted in the World’s First 3G Ophone Lenovo O1.”

Exhibit 99.2:	Press Release dated January 11, 2010 entitled “Spreadtrum and Hisense Jointly Launched the World’s First Affordable TD-SCDMA Phone Supporting CMMB Digital TV.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spreadtrum Communications, Inc.

By:	/S/ LEO LI
Name:	Leo Li
Title:	Chief Executive Officer

Date: January 21, 2010

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1:	Press Release dated December 15, 2009 entitled “Spreadtrum’s TD-SCDMA Chip Adopted in the World’s First 3G Ophone Lenovo O1.”

Exhibit 99.2:	Press Release dated January 11, 2010 entitled “Spreadtrum and Hisense Jointly Launched the World’s First Affordable TD-SCDMA Phone Supporting CMMB Digital TV.”

Exhibit 99.1

Spreadtrum’s TD-SCDMA Chip Adopted in the World’s First 3G Ophone Lenovo O1

December 15, 2009, Beijing, China - Lenovo Mobile Communication Technology Co., Ltd. (hereinafter referred to as “Lenovo Mobile”) launched the world’s first TD-SCDMA standard-based Ophone smart phones - Lenovo O1, with immediate sales in all local markets in mainland China. The phone is based on Spreadtrum Communications, Inc. (hereinafter referred to as “Spreadtrum”, NASDAQ: SPRD) TD-SCDMA solution, and supports China Mobile OPhone OS smart phone operating system.

Spreadtrum and Lenovo Mobile, in a highly collaborative technical partnership, jointly developed Lenovo O1. This new handset runs on the China Mobile led developed Intelligent Terminal software platform – the Ophone platform. Lenovo 01 uses Spreadtrum’s TD-SCDMA/HSDPA / GSM / GPRS / EDGE baseband chip SC8800S and radio frequency (“RF”) chip QS3200. It is currently the first 3G OPhone-based smart phone that supports TD-SCDMA, combining China Mobile’s integrated applications, openness, comprehensive entertainment, business applications and other major features for the mobile Internet. Lenovo O1 is a leading example of successful partnerships among key corporations targeting China’s TD-SCDMA market.

As the world’s first TD-SCDMA Ophone-based smart phone, Lenovo O1 adopted Spreadtrum TD-SCDMA chip technology to support GSM / GPRS / EDGE / HSDPA and meets the demand for convergence of video, interactive e-mail and web browsing among others. The introduction of TD-SCDMA Ophone-based smart phones, represented by Lenovo O1, should greatly push forward the development cycle for China’s TD-SCDMA devices.

Regarding Lenovo O1, Spreadtrum President and CEO, Dr. Leo Li said: “The newly introduced Lenovo O1 is an integration of advanced technology and in-depth research work and an outstanding achievement of the intensive cooperation between Lenovo Mobile and China Mobile. Spreadtrum provides highly integrated TD-SCDMA/HSDPA/GSM/GPRS/EDGE baseband chips SC8800S and RF chip QS3200, which fully meets the functional and business needs of the operators, while effectively reducing product development and manufacturing costs. Leveraging Lenovo Mobile’s excellent technology platform, O1 products possess an outstanding industrial design with an attractive look and feel at a far smaller thickness than other current available smart phone products. We believe that Lenovo O1 has undoubtedly opened the highly potential Chinese 3G market for future and further developments. The personalization and openness features of Ophone will set the standards for mainstream development of future mobile phones.”

Lenovo Mobile president and CEO Yan Lv, said: “We are very happy to work with Spreadtrum. Lenovo O1 is the result of complete independent research and development by Chinese companies. Spreadtrum provides Lenovo O1 a very competitive TD-SCDMA solution in both baseband and RF, with highly integrated features at an outstanding cost structure. Additionally, the localized services of Spreadtrum team greatly shortened the time for Lenovo O1 to enter the market. Leveraging Lenovo Mobile’s core business product development and methodology, O1 seamlessly integrates features of PC and cell phone. Its introduction will propel the China Telecommunication Industry towards the new 3G mobile Internet era. We also believe that, fully utilizing the 3G wireless Internet network, Lenovo O1, after its entrance into the market, will deliver enhanced mobile Internet user experience to end consumers.”

About Ophone OS:

OPhone OS uses Linux as its system kernel and Google Android as its reference. It is compatible with Google Android platform, integrating flexible and efficient Java application framework. OpenGL ES, SGL and other advanced 3D/2D graphics processing system has been applied in its design, as well as powerful multimedia systems based on PacketVideo’s and the open-source Webkit browser engine. OPhone OS fully draws on good user experience of mainstream operating system, providing a complete set of telephony solutions and a variety of mobile data operation solutions.

About Lenovo Mobile:

Lenovo Mobile Communication Technology Ltd. (hereafter referred to as “Lenovo Mobile”), established in 2002, is a well known player in the Chinese mobile phone industry that specializes in the R&D, production and marketing of mobile phones. Lenovo Mobile is dedicated to provide “Stylish, Simple Innovative & High Quality” products, value-added service which will satisfy the personalized needs and enhance the joy of mobile communication. Relying on its independent R&D and powerful sales channels, Lenovo Mobile has become a fundamental influence in the Chinese handset industry.

For more information, please visit www.lenovomobile.com

About Spreadtrum Communications, Inc.:

Spreadtrum Communications, Inc. (Nasdaq: SPRD; “Spreadtrum”) is a fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich to meet their cost and time-to-market requirements.

For more information, please visit: www.spreadtrum.com.

Spreadtrum Safe Harbor Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the leading example role of Lenovo O1, the effectiveness of TD-SCDMA Ophone in greatly pushing forward the development cycle for China’s TD-SCDMA devices and propelling the China Telecommunication Industry towards the new 3G mobile Internet era, the ability of highly integrated SC8800S and QS3200 offered by Spredtrum to fully meet the needs of operators and effectively reduce product costs, Spreadtrum’s belief that Lenovo O1 has opened the highly potential Chinese market for future and further developments, Spreadtrum’s expectation that Ophone will set the standards for mainstream development of future mobile phones, and Lenovo Mobile’s belief that Lenovo O1 will deliver enhanced mobile Internet user experience to end customers. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company’s actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, the rate at which the commercial deployment of TD-SCDMA technology will grow, market acceptance of products utilizing TD-SCDMA technology, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices, continuing weak industry demand and the effect of such weakness on revenue, unpredictable changes in technology and consumer demand for handsets, the state of and any change in the collaborative technical partnership between Lenovo Mobile and Spreadtrum, the state of and any change in Lenovo Mobile’s and Spreadtrum’s relationships with their major customers, and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the annual report on Form 20-F filed on June 30, 2009, especially the sections under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Media Contact:

Lenovo Mobile

Xiaoying Jiang

Email: jiangxyb@lenovomobile.com

Tel: +86-10-58861444

Spreadtrum Communications

Kathy Zhou

Email: news@spreadtrum.com

Tel: +86-21-5080-2727 Ext :1120

Exhibit 99.2

Spreadtrum and Hisense Jointly Launched the World’s First Affordable TD-SCDMA Phone Supporting CMMB Digital TV

Shanghai, China, January 11, 2010, - Spreadtrum Communications, Inc. , a leading fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market (hereinafter referred to as “Spreadtrum”, Nasdaq Stock code: SPRD), and Qingdao Hisense Communication Co., Ltd., a subsidiary of a world leading provider of flat panel TVs, household appliances and mobile communications (hereinafter referred to as “Hisense Communication”), jointly launched the world’s first TD-SCDMA feature phone - Hisense N51 – with retail price below 1000 RMB. Hisense N51 is the only affordable TD-SCDMA mobile phone that supports CMMB digital TV among all existing 3G phones that are available through China Mobile’s “TD-SCDMA Terminal Special Incentive Fund Project” program. With the increasing demand for affordable 3G phones in the Chinese market, the launch of Hisense N51 will greatly accelerate the adoption of TD-SCDMA platform and further enrich TD-SCDMA terminal products and services.

Hisense N51 was jointly developed by Spreadtrum and Hisense in a highly collaborative technical partnership. Executive Vice President of Hisense Communication, Ms. Wenlin Yang said: “Hisense and Spreadtrum share a long history of co-operation. Partnering with Spreadtrum, we successfully won the bid of ‘thousand-yuan 3G mobile phones’ project of China Mobile’s ‘TD-SCDMA Terminal Special Incentive Fund Project’. Through our six-month joint efforts and Spreadtrum’s very competitive TD-SCDMA and CMMB solutions, the Hisense N51 was introduced. The excellent localized technical support and quick customer service response from Spreadtrum’s team have not only greatly shortened the time to launch Hisense N51, but also ensured Hisense TD-SCDMA products to be competitive in the 3G phone market. Hisense has always been in the forefront of TD-SCDMA industry. At present, China Mobile has completed the construction of a national network, by investing huge resources to support the end-products, especially affordable G3 handset. Compounded with its huge customer base and mature terminal operating experience, I believe, in 2010, China’s TD users will show explosive growth and our partnership with Spreadtrum will move further in the next level.”

President and CEO of Spreadtrum Communications, Inc., Dr. Leo Li said: “We are very pleased to be working with Hisense to develop affordable TD-SCDMA products targeting China’s 3G market. Hisense has an extensive research and development experience and leading technology, as well as a close partnership with Spreadtrum. Spreadtrum provides highly integrated TD-SCDMA/HSDPA/GSM/GPRS/EDGE baseband chip SC8800H and RF chip QS3200, which effectively reduce the cost of development and manufacturing of Hisense Communication products. Therefore, Hisense Communication is able to introduce cost-effective handsets such as N51 by targeting the Chinese 3G market quickly to meet the needs of consumers. Spreadtrum CMMB mobile TV chip SC6600V provides Hisense N51 with vast application space. Particularly, Hisense N51 is currently the world’s only 1000 RMB level TD-SCDMA phone that supports CMMB.”

Chief Scientist of Spreadtrum Communications, Inc., Dr. Xiaojian Dong also remarked: “Spreadtrum has maintained a close cooperative partnership with mobile terminal manufacturers during the implementation process of China Mobile’s ‘TD-SCDMA Terminal Special Incentive Fund Project’. Under the guidance of China Mobile, we jointly overcame difficulties and achieved our goals. Hisense N51 has successfully passed China Mobile’s testing, which marked Spreadtrum’s great leap forward in phone platform, TD-SCDMA/GSM wireless performance and 2/3G mutual operation and stability. The outstanding results fully confirmed that the performance and maturity of Spreadtrum’s TD-SCDMA solutions is in the forefront of its industry.

About Hisense N51:

Hisense N51 uses Spreadtrum’s highly integrated SC8800H-baseband, QS3200-RF and SC6600V-CMMB chips to support TD-SCDMA/HSDPA/GSM/GPRS/EDGE and mobile TV functionality. Hisense N51 is based on a slim design with a thickness of only 13.3mm and comes with a 2.4-inch screen and a 2-million-pixel (HD) camera. Furthermore, Hisense N51 supports TD-SCDMA/HSDPA high-speed data services, TD-SCDMA/GSM dual-mode, WWW/WAP browser for fast Internet access, and has built-in Fetion, music player, cell phone securities, mobile maps, MMS, DM, PIM etc. Hisense N51 has a maximum downlink speed of up to 1.6Mbps and uplink speed of up to 384Kbps. For the function of CMMB mobile digital TV, Hisense N51 can receive and send TV broadcasting and communications signals simultaneously without mutual interference and provides maximum TV viewing experience with TD-SCDMA mobile digital TV service.

About CMMB:

For more information on China Mobile Multimedia Broadcasting, please visit http://www.cmmb.org.cn

About Hisense Communication:

Qingdao Hisense Communication Co., Ltd. is one of the largest mobile terminal solution suppliers in China. The product line-ups include mobile handsets, Linux OS Smartphones, wireless modules, PC cards and industry customized terminal products based on the prevailing telecommunication technologies, such as CDMA, 1X/EVDO, GMS/GPRS, and TD-CDMA. Hisense Communication is a subsidiary of Hisense Group, which is a multibillion dollar global conglomerate with workforce over 60,000 worldwide. Hisense is recognized as a world leading provider of flat panel TVs, household appliances and mobile communications and its products are sold in 130 countries and regions throughout the world.

For more information, please visit: http://www.hisense.com.

About Spreadtrum Communications:

Spreadtrum Communications, Inc. (Nasdaq: SPRD; “Spreadtrum”) is a fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich to meet their cost and time-to-market requirements.

For more information, please visit: http://www.spreadtrum.com.

Safe Harbor Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the increasing demand for affordable 3G phones in the Chinese market, the effectiveness of Hisense N51 in accelerating the adoption of TD-SCDMA platform and enriching the TD-SCDMA terminal products and services, the effectiveness of Spreadtrum’s support and service in ensuring Hisense TD-SCDMA products to be competitive in the 3G phone market, the ability of Hisense N51 in meeting the needs of consumers and providing maximum TV viewing experience with TD-SCDMA mobile digital TV service, the ability of Hisense in always being in the forefront of TD-SCDMA industry and Hisense’s belief that China’s TD users will show explosive growth in 2010 and the partnership between Hisense and Spreadtrum will move further in the next level, the effectiveness of Spreadtrum TD-SCDMA/HSDPA/GSM/GPRS/EDGE baseband chip SC8800H and RF chip QS3200 in reducing the cost of development and manufacturing of Hisense products, the ability of Spreadtrum CMMB mobile TV chip in providing Hisense N51 with vast application space, Hisense N51’s marking role in Spreadtrum’s great leap forward in phone platform, TD-SCDMA/GSM wireless performance and 2/3G mutual operation and stability, and the leading role of the performance and maturity of Spreadtrum’s TD-SCDMA solutions in its industry. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company’s actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, the rate at which the commercial deployment of TD-SCDMA technology will grow, market acceptance of affordable products utilizing TD-SCDMA technology, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices, continuing weak industry demand and the effect of such weakness on revenue, unpredictable changes in technology and consumer demand for handsets, the state of and any change in the collaborative technical partnership between Hisense and Spreadtrum, the state of and any change in Hisense’s and Spreadtrum’s relationships with their major customers, the ability of Hisense and Spreadtrum in successfully completing the China Mobile’s “TD-SCDMA Terminal Special Incentive Fund Project” program, and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the annual report on Form 20-F filed on June 30, 2009, especially the sections under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Media Contact:

Hisense Communication

Dan Jin

Email: jindan@hisense.com

Spreadtrum Communications

Kathy Zhou

Email: news@spreadtrum.com

Tel: +86-21-5080-2727 x1120